VIA EDGAR
Jon C. Avina
T: +1 650 843 5307
javina@cooley.com

July 19, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Anna Abramson, Staff Attorney
Jeff Kauten, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Senior Staff Accountant
Re:         Freshworks Inc.
Draft Registration Statement on Form S-1
Submitted June 25, 2021
CIK: 0001544522
Ladies and Gentlemen:
On behalf of Freshworks Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 12, 2021 (the “Comment Letter”) with respect to the Company’s Amended Draft Registration Statement on Form S-1, confidentially submitted on June 25, 2021.
The Company is concurrently submitting a further Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.
Amended Draft Registration Statement Submitted on Form S-1
The Overview, page 1
1.We note from your response to prior comment 12, that 12,332 customers who each contributed more than $5,000 in ARR for the first quarter of fiscal 2021 represented approximately 83% of your total ARR. You also state in response to comment 11 that customers of a smaller size do not meaningfully contribute to your financial success. To add context to the 50,000 customers that you disclose throughout the filing, please revise your prospectus summary to also disclose the number of customers with over $5,000 in ARR along with their contribution to total ARR for each period presented.

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Response: In response to the Staff’s comment, the Company has updated its disclosure on page 91 of the Amended Draft Registration Statement to include disclosure of the number of customers contributing more than $5,000 in ARR and their contribution to total ARR for each period presented.
Summary Consolidated Financial Data, page 11
2.We note your pro forma earnings per share measure added in response to prior comment 2. Please revise to also include the number of RSU shares that will vest as a result of your offering, as well as the related compensation expense, as previously requested.
Response: In response to the Staff’s comment, the Company has updated its disclosure on pages 13 and 66 of the Amended Draft Registration Statement to include the number of RSU (including PRSU) shares that will vest in connection with the offering, as well as the related compensation expense.
Risk Factors, page 15
3.Please include a risk factor relating to the requirements of the Investment Company Act of 1940, including a discussion regarding the possibility that you could be required to register under the Act and the possible risks to shareholders if you were deemed an investment company.
Response: The Company respectfully advises the Staff that it has divested a sufficient portion of the investment securities held by it at March 31, 2021, such that investment securities represented less than 40% of its total assets (less Government securities and cash items) determined on an unconsolidated basis in accordance with generally accepted accounting principles as of June 30, 2021. As such, the Company does not fall within the definition of an investment company pursuant to Section 3(a)(1) of the Investment Company Act of 1940 (the “ICA”). The Company also further advises the Staff that it intends to limit the amount of investment securities held by it to less than 40% of the Company’s total assets (less Government securities and cash items), unless a separate basis for exemption or exclusion from being an investment company is available. Accordingly, the Company does not believe it is a material risk that it would be required to register as an investment company under the ICA and, therefore, does not believe that a risk factor related to the requirements of the ICA would be appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 64
4.We note your response to prior comment 8. Please revise this section to provide the actual number of customers as previously requested rather than providing a general statement that, for example, you have "over 48,000 customers." Provide this information within this section for each reported period so a reader may understand how trends in these numbers relate to your performance in the reported periods. Also, as previously requested, disclose the actual number of customers for each of your products. To provide appropriate context, revise to disclose the reasons why prior or interim period customer counts are not included for each of your products.
Response: In response to the Staff’s comment, the Company has updated its disclosures on pages 1, 5, 6, 68, 69, 70, 91, 97, 98, 99, and 108 of the Amended Draft Registration Statement to provide the actual number of customers (approximated to the nearest 100 customers) for each reported period and for each of the Company’s products and on page 68 of the Amended Draft Registration Statement to clarify why prior or interim period customer counts by product type are not included.

5.You state in your response to prior comment 8 that approximately 7% of your customers are customers for more than one product and are therefore counted as a customer for each of your three main product lines. Tell us the number of customers that were counted more than once in your total customer count. To the extent this amount is material to your total customer count, please explain further why you believe highlighting a customer count over 50,000 is appropriate. Lastly, where you first present your customer count, ensure that

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this measure is appropriately defined. In this regard, it is unclear from the disclosures on page 109 that customers can be counted more than once if they purchase multiple products.
Response: In response to the Staff’s comment, the Company has updated its disclosure on pages 108 and 109 of the Amended Draft Registration Statement to clarify that the total customer count reflects the number of customers with one or more paid subscriptions to one or more of the Company’s products, and that customers subscribing to more than one product are counted only once. The Company supplementally advises the Staff that it only counts customers more than once for purposes of counting the number of customers using a particular product or product line—if a customer purchases multiple products, it will be counted as a customer for each such product.
Key business metrics, page 72
6.We note your response to prior comment 11. We further note a number of announcements and public statements on your website regarding the company reaching certain ARR milestones when discussing operating performance. For example, you disclosed on February 21, 2021 that you surpassed $300 million in ARR and experienced 40% year over year ARR growth. You also announced on May 5, 2020 that you reached $200 million ARR and the time frame over which you doubled that from $100 million ARR. This was again highlighted in your August 6, 2020 press release discussing your performance for the first half of fiscal year 2020. Thus, it appears that you consider this information material to evaluating your performance. As such, please revise your filing to include a quantified discussion of this metric for each period presented. Refer to SEC Release Nos. 33-10751 and 33-8350.
Response: The Company respectfully advises the Staff that, while it has historically announced and made public statements regarding reaching certain ARR milestones, in reviewing its business in connection with its proposed initial public offering, the Company has reassessed the metrics that it uses in the management of its business. As a result of this review, the Company no longer publicly announces ARR milestones and does not currently intend to do so in the future. Instead, the Company intends to disclose milestones of operating performance by revenue in accordance with GAAP in the future. Much like many other SaaS companies, the Company will not disclose ARR as a stand-alone performance metric but will use it to identify customers that contribute more than $5,000 in ARR (as these are the customers that the Company targets for upsells) and to calculate net dollar retention rate, which measures how well the Company is doing in retaining and upselling customers. As a result, the Company does not believe that a quantified discussion of ARR as a standalone performance metric for each period presented is required in the Amended Draft Registration Statement. The Company uses the metrics of customers contributing more than $5,000 in ARR and net dollar retention rate in the management of its business, and it believes these metrics would be material and meaningful to investors, and accordingly, it has presented these metrics for each relevant period.

7.We note your response to our prior comment 12. While a net dollar retention rate for customers on monthly contracts of 100% or more may support the inclusion of your monthly contracts in your annualized revenue based metrics, these contracts nevertheless have no contractual annual recurring revenue associated with them. Thus, this appears to be a known limitation associated with your metric. Please revise to disclose this and any other known limitations. Also, revise to disclose the percentage of ARR from monthly contracts for each period presented and explain that the net dollar retention rate for such contracts has historically been lower than the total amounts presented. To the extent you believe that the net dollar retention metric provides relevant context to this limitation, revise to provide the net dollar retention rate for your monthly contracts as included in your response to prior comment 10.
Response: In response to the Staff’s comment, the Company has updated its disclosure on pages 70 and 73 of the Amended Draft Registration Statement to include the known limitation with its annualized revenue based metrics. The Company has also updated its disclosure on page 73 to provide the percentage of ARR

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from monthly contracts and explained that the net dollar retention rate for such contracts has historically been lower than the overall net dollar retention rate.
Index to Consolidated Financial Statements, page F-1
8.Please update the index to indicate that your financial statements also include the unaudited quarterly period ended March 31, 2021.
Response: In response to the Staff’s comment, the Company has updated the index on page F-1 to indicate that the financial statements also include the unaudited quarterly period ended March 31, 2021.
Note 12. Common Stock and Stock Based Compensation, page F-33
9.Please refer to prior comment 14. As previously requested, please revise to separately disclose the number of performance-based RSUs and related unrecognized compensation expense that will vest upon this offering.
Response: The Company respectfully advises the Staff that the performance-based RSUs (“PRSUs”) as of December 31, 2020 and March 31, 2021 are immaterial to the consolidated financial statements in number and value. As such, the Company has provided limited disclosure of PRSUs under ASC 718-10-50-2(g) in the Amended Draft Registration Statement on page F-35. As of each reporting period, the disclosures related to RSUs and PRSUs are aggregated and include the number of awards where the service condition and other performance vesting conditions applicable to PRSUs have been met but have not yet met the liquidity condition in connection with this offering. The Company has also disclosed the related unrecognized stock-based compensation expense associated with those awards as of each reporting period that will vest in connection with the offering.
Note 17. Subsequent Events (unaudited), page F-41
10.We note that the 174,713 RSUs granted in April 2021, and the related unrecognized compensation expense, are included in the total RSU grants for both your audited and unaudited subsequent events disclosures. Please revise to clarify.
Response: In response to the Staff’s comment, the Company has updated its disclosure in footnote 17 “Subsequent Events (unaudited)” on page F-40 of the Amended Draft Registration Statement to clarify that the 174,713 RSUs granted in April 2021 are also included in footnote 16 “Subsequent Events”.
11.We note that in April of 2021, you became aware that a malicious third party gained unauthorized access to your third party vendor, Codecov that affected hundreds of Codecov’s customers, including you. We further note that you disclose a variety of impacts and actions taken as a result of the incident, including engaging a third-party forensics firm to assist in your investigation, response, and impact mitigation. Please tell us how you evaluated and assessed any contingent liabilities associated with the Codecov incident. Refer to ASC 450-20-55-14. Also, explain your consideration of disclosing the Codecov incident as a subsequent event pursuant to ASC 855-10-50.
Response: The Company respectfully advises the Staff that, in consideration of ASC 450-20-55-14 and 55-15, the Company determined, with respect to the Codecov incident, that it does not have a disclosure or accrual obligation of a loss contingency since possibility of a loss is remote. As disclosed on pages 24 and 25 of the Amended Draft Registration Statement, the Company found no evidence that sensitive data of its customers was exposed, and while it found evidence that a copy of the Company’s source code was accessed, it found no evidence of any unauthorized modifications to its source code or of any impact on its products. The Company is not aware of any claims brought or threatened against the Company by those customers impacted by the Codecov incident or any other parties to date. Costs incurred by the Company

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related to the Codecov incident, such as forensics and legal fees, through the date of this letter have not been material.
The Company also respectfully advises the Staff that it considered the guidance in ASC 855-10-50 and whether to disclose the Codecov incident as a nonrecognized subsequent event. The Company respectfully notes that ASC 855-10-50 does not contain any bright line tests for determining which subsequent events require disclosure, and as such, the information to disclose requires judgment based on facts and circumstances, including whether the Company’s consolidated financial statements would be misleading without the disclosure. As the Company determined that there was no contingent liability associated with the Codecov incident, the event did not, and is not expected to, have a determinable significant effect on the Company’s consolidated financial statements at the time of occurrence or on the future operations of the Company. As a result, the Company concluded that it was not necessary to disclose the Codecov incident as a subsequent event in its consolidated financial statements included in the Amended Draft Registration Statement.
General
12.Please provide us with a detailed analysis of the exemption (if any) under the Investment Company Act of 1940 that your subsidiaries intend to rely on and how their investment strategies will support that exemption.
Response: In response to the Staff’s comment, the Company is providing the analysis below related to its status as an investment company under Section 3(a)(1)(C) of the ICA, based on its assets as of June 30, 2021 determined on an unconsolidated basis. As the Company is still finalizing its financial statements as of June 30, 2021, the information provided below is presented on a preliminary basis. The Company supplementally advises the Staff that this information is presented on a basis consistent with the presentation of its financial statements in accordance with GAAP. Based on this information, the Company’s investment securities represent less than 40% of its total assets (less Government securities and cash items).

Freshworks Inc. (Unconsolidated)	As of June 30, 2021
(in thousands)
(unaudited)

Total assets	$350,528
Less:
U.S. treasury securities	$73,839
Cash items (1)	$92,302
Total Assets (less U.S. Government securities and cash items)	$184,388

Corporate debt securities	$58,405
Asset-backed securities	—
Term bond mutual funds	—
Non marketable equity investments	$517
Total investment securities	$58,922

Total investment securities / total assets (less U.S. Government securities and cash items)	31.96%
_____________
(1)Includes cash and cash equivalents, including restricted cash and money market funds

The Company supplementally advises the Staff that it divested a sufficient portion of the investment securities held by it to reduce the percentage of investment securities to total assets (less Government securities and cash items) to less than 40% of such total assets determined on an unconsolidated basis in order to assure

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that it would not be an investment company under the ICA. The Company further advises the Staff that, following such divestment, it intends to limit the amount of investment securities held by it, determined on an unconsolidated basis, to be less than 40% of total assets (less Government securities and cash items), unless a separate basis for exemption or exclusion from being an investment company is available.
13.You state in your response to prior comment 17 that you are not an investment company by virtue of Section 3(b)(1) of the Investment Company Act of 1940. You also state that “while it does not currently appear to be eligible for Rule 3a-1 or Rule 3a-8 under the ICA, it is possible it could be based on its June 30, 2021.” Please provide a detailed analysis supporting your reliance on such Section and Rules. In your response, provide us with sufficient detail to assess your analysis.
Response: The Company supplementally advises the Staff that it divested a sufficient portion of the investment securities held by it such that investment securities represent less than 40% of its total assets (less Government securities and cash items) as of June 30, 2021, and as such does not fall within the definition of an investment company under Section 3(a)(1)(C) of the ICA.
14.Your response also indicates that the company "intends to divest a portion of the investment securities held by it to reduce the percentage of investment securities to total assets (less Government securities and cash items) to less than 40% of its total assets determined on an unconsolidated basis,” and “that as a result of such divestiture, the relevant percentage of investment securities will be less than 40% of total assets as of June 30, 2021.” Please confirm whether you have divested such investment securities (including the divestiture amount) or indicate whether you have set an alternative date for when you will no longer be an investment company as defined under the Investment Company Act of 1940.
Response: The Company supplementally advises the Staff that it has divested such investment securities and the relevant percentage of investment securities is less than 40% of total assets as of June 30, 2021.
15.Please revise the graphics at the forefront of the registration statement to disclose your GAAP cash flow more prominently than your measure of free cash flow. Also, provide footnote disclosure referring a reader to your non-GAAP reconciliation. Refer to Question 102.10 of the Non-GAAP C&DIs and Question 101.02 of the Securities Act Forms C&DIs.
Response: In response to the Staff’s comment, the Company has updated the graphics at the forefront of the Amended Draft Registration Statement.

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Please contact me at (650) 843-5307 with any questions or further comments regarding the Company’s responses to the Staff’s Comments. Thank you in advance for your attention to this matter.
Sincerely,
Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Tyler Sloat, Freshworks Inc.
Pamela Sergeeff, Freshworks Inc.
David Segre, Cooley LLP
Calise Cheng, Cooley LLP
Sepideh Mousakhani, Cooley LLP
Bill Hughes, Orrick, Herrington & Sutcliffe LLP
Niki Fang, Orrick, Herrington & Sutcliffe LLP